Exhibit 99.1

Currenc Group’s Founder and Executive Chairman to Convert $54.6 Million in Loans to Equity

Strengthening Capital Structure and Signaling Confidence in Growth

Singapore, August 8, 2025 (Globe Newswire) — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (AI) solutions, today announced that it has entered into definitive transaction documents to effect a $54.6 million Shares-for-Debt Transaction with its Founder and Executive Chairman, Mr. Alex Kong, and Regal Planet Limited (“Regal Planet”), the Company’s controlling shareholder, which is also controlled by Mr. Kong.

Under the terms of the definitive transaction documents, the Company will issue an aggregate of 35,653,995 ordinary shares at a price per share equal to $1.53, which was the official Nasdaq closing price as of immediately prior to the execution of the definitive transaction documents, to Mr. Kong and Regal Planet to settle in full the current outstanding related party loans, which total approximately $54,550,612.30, based on the updated balance as of July 22, 2025. This move will completely eliminate the debt owed to Mr. Kong and Regal Planet, which originated under various loan agreements between Currenc and its subsidiaries, Mr. Kong, and Regal Planet, from the Company’s balance sheet, powerfully aligning the Chairman’s interests with those of all shareholders.

“This transaction achieves two critical goals: it significantly strengthens our capital structure, and just as importantly, underscores my profound confidence in Currenc’s long-term growth prospects,” said Mr. Kong. “By personally reinvesting over $54 million of loans into equity, I am doubling down on the shared vision I hold with our management, employees, and fellow shareholders, and sharpening our focus on executing our mission to empower financial institutions globally with our AI-driven solutions.”

The issuance of shares will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, and the shares issued are subject to applicable restrictions on resale.

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

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Currenc Group Investor Relations

Email: investors@currencgroup.com

SOURCE: Currenc Group Inc.